THE FRANCE GROWTH FUND, INC.
                                666 THIRD AVENUE
                            NEW YORK, NEW YORK 10017

DATE:  March 6, 2001                      CONTACT: Steven M. Cancro, Esq.
                                                   Vice President and Secretary
                                                   (646) 658 - 3663

The France Growth Fund, Inc. (the "Fund") (NYSE: FRF) announced today that it has accepted 3,018,000 shares of common stock of the Fund for payment in accordance with its tender offer for up to 3,018,000 of its issued and outstanding shares of common stock. The tender offer expired at 12:00 midnight Eastern time on February 28, 2001. The purchase price for properly tendered shares is $10.6624 per share, which represents 98% of the net asset value per share as of the close of the regular trading session of the New York Stock Exchange on February 28, 2001. A total of 11,729,545.6049 shares were properly tendered. On a pro-rata basis, 26% (with full precision 25.63230767%) of the shares so tendered by each tendering shareholder have been accepted for payment. Payable date for the properly tendered shares will be March 9, 2001.

The France Growth Fund with assets of approximately $165 million is a closed-end fund listed on The New York Stock Exchange. The Fund is a diversified, closed-end management investment company the objective of which is long-term capital appreciation through investment primarily in French equity securities. The Fund's investment adviser is Indocam International Investment Services, which is part of the Indocam Asset Management Group, an indirect wholly-owned subsidiary of the Credit Agricole Group.Stockholders can call or write Mr. Cancro at the number or address listed above.